SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2020

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the letter filed with the Comision Nacional de Valores and Bolsa de Comercio de Buenos Aires on June 8, 2020.

By letter dated June 8, 2020,  the company reported that in compliance with Section 63 of the Regulations issued by the Buenos Aires Stock Exchange, this is to report the following information:

1. Results of the period	in million ARS
	03/31/2020	03/31/2019
Results of the period (three-month period)	(7,421)	(14,523)
Attributable to:
Shareholders of the controlling company	(10,185)	(10,076)
Non-controlling interest	2,764	(4,447)

2. Other integral results of the period	in million ARS
	03/31/2020	03/31/2019
Other integral results of the period	4,279	8,748
Attributable to:
Shareholders of the controlling company	(2,220)	1,698
Non-controlling interest	6,499	7,050

3. Total integral results of the period	in million ARS
	03/31/2020	03/31/2019
Total integral results of the period	(3,142)	(5,775)
Attributable to:
Shareholders of the controlling company	(12,405)	(8,378)
Non-controlling interest	9,263	2,603

4. Equity details	in million ARS
	03/31/2020	03/31/2019
Share Capital	499	494
Treasury shares	3	8
Comprehensive adjustment of capital stock and of treasury shares	9,261	9,261
Additional paid-in capital	10,052	10,052
Premium for trading of treasury shares	86	87
Legal Reserve	353	353
Special Reserve (Resolution CNV 609/12)	731	4,917
Cost of treasury share	(142)	(1,160)
Changes in non-controlling interest	(3,164)	(2,464)
Revaluation Surplus	156	741
Conversion reserve	2,183	6,329
Reserve for stocks-based payments	455	443
Special Reserve	-	33,213
Other comprehensive subsidiary results	459	(86)
Reserve for purchase of securities issued by the company	94	81
Other subsidiary reserves	4	18
Retained earnings	(11,918)	(21,573)
Shareholders’ Equity attributable to controlling company’s shareholders	9,112	40,714
Non-controlling interest	74,908	114,718
Total shareholder's equity	84,020	155,432

5. Adjustments of previous results	in million ARS
03/31/2020
Change in the valuation method of investment properties	(2,056)
Attributable to:
Shareholders of the controlling company	(773)
Non-controlling interest	(1,283)

  In compliance with the Article 63 Section l) 6) and 8) of the referred Regulations, we report that as of the closing date of the financial statements, the Company’s capital stock was ARS 501,642,804 (including treasury shares), divided into 501,642,804 common, registered, non-endorsable shares of ARS 1 par value each and entitled to one vote per share.

The Company’s principal shareholders, direct or indirectly, are Inversiones Financieras del Sur S.A (IFISA) and Agroinvestment S.A with 177,145,564 shares, accounting for 35.47% of the share capital (substracted the treasury shares), belonging both companies to the same controlling group and beneficial owner. IFISA is a company incorporated and domiciled at Calle 8, km 17,500, Edificio Zonamérica 1, local 106, Montevideo, Uruguay and Agroinvestment S.A is a company incorporated and domiciled at Cambará 1620, 2nd floor, 202 office, Carrasco, Montevideo, Uruguay.

In addition, we report that as of March 31, 2020, after deducting Inversiones Financieras del Sur S.A. and Agroinvestment S.A’s interest and the treasury shares, the remaining shareholders held 322,262,921 common, registered, non-endorsable shares of ARS 1 par value each and entitled to one vote per share, accounting for 64.53% of the issued and subscribed capital stock.

Below are the highlights for the nine-month period ended March 31, 2020:

●
Net result for nine-month period of fiscal year 2020 recorded a loss of ARS 7,421 million compared to a loss of ARS 14,523 million in the same period of fiscal year 2019. This lower loss explained by better results in agribusiness and mixed effects in our subsidiary IRSA, such as the positive result from the deconsolidation of Gav-Yam, offset by lower results of the market valuation of Clal in the Israel operations center and net financial losses in Argentina.

●
Net result attributable to the controlling shareholder registered a loss of ARS 10,185 million compared to a loss of ARS 10,076 million in the same period of 2019.

●
Adjusted EBITDA for the period reached ARS 26,559 million, of which ARS 5,372 million come from the agricultural business due to higher productive results of grains and sugarcane activity offset by lower results from farmland sales and ARS 21,187 million come from the urban properties and investments business (IRSA), ARS 5,362 million from Argentina Business Center and ARS 15,825 million from Israel Business Center.

●
In relation to the COVID-19 pandemic, our agricultural operations continue to develop normally, following strict protocols, as agricultural production is an essential activity to guarantee food supplies. The urban properties and investments business (IRSA) have been affected by the closure of the operations of shopping malls and hotels in Argentina due to the social, preventive and compulsory isolation decreed since March 20.

●
During the quarter, our subsidiary Brasilagro has completed the merger transaction with Agrifirma, adding an additional 28,930 hectares to its portfolio. Subsequently, it acquired a 4,500 hectares field in Piauí and sold a new fraction of 105 ha of its Alto Tacuarí farm.

●
As a subsequent event, in June 2020, we have issued negotiable obligations in the local market for the approximate amount of USD 83 million, USD linked with a term of 18 months. The funds will be used mainly to refinance short-term liabilities.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
June 9, 2020